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                              July 30, 2021

       Johnson Y.N. Lau
       Chief Executive Officer
       Athenex, Inc.
       1001 Main Street, Suite 600
       Buffalo, NY 14203

                                                        Re: Athenex, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 27, 2021
                                                            File No. 333-258185

       Dear Mr. Lau:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3

       Selling Security Holders, page 14

   1. Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholders.
Refer to General Instruction II.G. to Form S-3, Securities Act Rule
                                                        430B(b)(2), and
Securities Act Rules Compliance and Disclosure Interpretations
                                                        Questions 228.03 and
228.04. Also file a revised legal opinion covering that number of shares.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Johnson Y.N. Lau
Athenex, Inc.
July 30, 2021
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gary Guttenberg at 202-551-6477 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameJohnson Y.N. Lau
                                                           Division of
Corporation Finance
Comapany NameAthenex, Inc.
                                                           Office of Life
Sciences
July 30, 2021 Page 2
cc:       Alex McClean
FirstName LastName